UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	07 May 2026 - “EMTN programme publication of listing particulars”

99.1

Haleon plc: EMTN programme - Publication of listing particulars

7 May 2026: Haleon plc (the "Company" or "Haleon") announces that, following a routine annual update, listing particulars dated 7 May 2026 regarding Haleon UK Capital plc's and Haleon Netherlands Capital B.V.'s £10,000,000,000 Euro Medium Term Note ("EMTN") Programme, guaranteed by the Company, have been published (the "Listing Particulars").

A copy of the Listing Particulars is available for inspection and can be downloaded from www.haleon.com/investors/debt-investors.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

Disclaimer
Please note that the information contained in the Listing Particulars may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Listing Particulars) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Listing Particulars is not addressed. Prior to relying on the information contained in the Listing Particulars, you must ascertain from the Listing Particulars whether or not you are part of the intended addressees of the information contained in the Listing Particulars.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 07, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary